UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of December 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F   ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes   ☐     No   ☒

Lisbon, December 29th 2006

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	CAIXA GERAL DE DEPÓSITOS CHANGED IMPUTATION OF THE QUALIFIED HOLDING IN EDP’S SHARE CAPITAL

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. issues the following legal notice:

Caixa Geral de Depósitos, S.A. (“CGD”) notified EDP that it now holds, direct and indirectly, 182,843,423 EDP shares, representing 5.0005% of the company’s share capital.

Considering that EDP currently holds 7,084,793 own shares, CGD holding represents 5.0102% of the total voting rights.

CGD also informed EDP of the following:

1.      The current direct shareholding of CGD in EDP amounts to 175,171,517 shares, which represents 4.7906% of EDP share capital and 4.7999% of the total voting rights;

2.      The current indirect shareholding of CGD in EDP amounts to 5,877,898 shares, which represent 0.1608% of EDP share capital and 0.1611% of the total voting rights;

3.      CGD also informed that, in accordance with number 1 of article 20 of the Portuguese Securities Code, CGD holds 100% of the share capital and corresponding voting rights of Caixa Seguros, SGPS, S.A., which in turn holds:

a.      100% of the share capital and corresponding voting rights of Companhia de Seguros Fidelidade-Mundial, S.A. which, in turn, holds 100% of the share capital and corresponding voting rights of Via Directa – Companhia de Seguros, S.A.;

GABINETE DE RELAÇÕES

COM INVESTIDORES

Miguel Viana, Director

Gonçalo Santos

Elisabete Ferreira

Ricardo Farinha

Cristina Requicha

Rui Antunes

Pedro Rei

Tel:  +351 21 001 2834

Fax:  +351 210012899

Email: ir@edp.pt

Site: www.edp.pt

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal, 12     1250-162 Lisboa     Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500697256

b.      100% of the share capital and corresponding voting rights of Cares – Companhia de Seguros, S.A.;

c.      70% of the share capital and corresponding voting rights of Império Bonança, SGPS, S.A., which in turn holds 100% of the share capital and corresponding voting rights of Império Bonança – Companhia de Seguros, S.A.

4.      Companhia de Seguros Fidelidade – Mundial, S.A. holds 5,438,211 shares and its Pension Fund holds 18,798 shares, which corresponds to a total holding of 0.1492% of EDP’s share capital and voting rights.

5.      Via Directa – Companhia de Seguros, S.A. holds 5,684 EDP shares, representing 0.0002% of EDP’s share capital.

6.      Cares – Companhia de Seguros, S.A. holds 9,645 EDP shares, representing 0.0003% of EDP’s share capital.

7.      Império Bonança – Companhia de Seguros, S.A. holds 405,560 EDP shares, representing 0.0111% of EDP’s share capital.

8.      The Pension Fund of CGD, managed by CGD Pensões – Sociedade Gestora de Fundos de Penões, S.A., of which CGD is an associated company, holds 1,794,008 EDP shares, representing 0.0491% of EDP’s share capital.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal, 12     1250-162 Lisboa     Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500697256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 5, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name: António Luís Guerra Nunes Mexia
Title: Chief Executive Officer